SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 1996

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                        TASTY BAKING COMPANY THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
               (Name of issuer of the securities held pursuant to
                    the Plan and the address of the principal
                   executive offices of Tasty Baking Company)

                              TASTY BAKING COMPANY

                                   THRIFT PLAN









                        REPORT ON AUDITS OF STATEMENTS OF

                        NET ASSETS AVAILABLE FOR BENEFITS

            as of December 31, 1996 and December 30, 1995 and related

                       STATEMENTS OF CHANGES IN NET ASSETS

                             AVAILABLE FOR BENEFITS

         for the fiscal years ended December 31, 1996, December 30, 1995 and December 31, 1994 and Supplemental Schedule as of

              December 31, 1996 and for the fiscal year then ended.

                        TASTY BAKING COMPANY THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                          Pages


Report of Independent Accountants                                          2


Financial Statements:

      Statements of Net Assets Available for Benefits
           as of December 31, 1996 and December 30, 1995                   3-4

      Statements of Changes in Net Assets Available for
           Benefits for the fiscal years ended December 31, 1996,
           December 30, 1995 and December 31, 1994                         5-7

      Notes to Financial Statements                                        8-13


Supplemental Schedules:

      Assets Held for Investment Purposes at December 31, 1996            27(a)*

      Schedule of Reportable Transactions -
           Transactions or Series of Transactions Involving
           Amounts in Excess of 5% of the Current Value of Plan
           Assets for the fiscal year ended December 31, 1996            27(d)*

      *    Refers to item numbers in Form 5500 (Annual Return/
           Report of Employee Benefit Plan) for plan year ended
           December 31, 1996, which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Thrift Plan Committee of the
Tasty Baking Company Board of Directors:



We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company Thrift Plan as of December 31, 1996 and December 30, 1995 and the related statements of changes in net assets available for benefits for the fiscal years ended December 31, 1996, December 30, 1995 and December 31, 1994. These financial statements are the responsibility of the Thrift Plan Committee of the Tasty Baking Company Board of Directors (the Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1996 and December 30, 1995, and the changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 3, 1997

                        TASTY BAKING COMPANY THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                                              Total
                                                                                                 Fair
                                                              Shares            Cost             Value
    Employer Contributions

    Tasty Baking Company, Common Stock                          403,547      $4,069,572      $5,548,772

    PrimeSource Corporation, Common Stok                        164,773       1,296,924       1,287,376

    Dreyfus Liquid Asset Fund                                                     3,690           3,690
                                                                             ----------      ----------

    Total                                                                    $5,370,186      $6,839,838
                                                                             ----------      ----------

Employee Contributions
    Tasty Baking Company, Common Stock                           27,669        $246,854        $380,448

    PrimeSource Corporation, Common Stock                        12,708         102,971          99,283

    Capital Preservation Fund LaSalle
      National Trust, N.A., Collective Investment Trust                       8,307,432       8,307,432

    Dreyfus Mutual Funds
       100% U.S. Treasury Intermediate Fund                  27,099.595         345,851         343,893
        Disciplined Stock Fund                               93,465.876       1,890,295       2,467,499
        Growth & Income Fund                                 37,160.572         694,061         674,836
        New Leaders Fund                                     15,827.449         612,616         644,810
        S&P 500 Index Fund                                   29,900.363         599,103         664,594

    Loans to Participants                                                     1,162,100       1,162,100
                                                                             ----------      ----------

       Total Employee Contributions                                         $13,961,283     $14,744,895
                                                                             ----------      ----------

Net assets available for benefits                                           $19,331,469     $21,584,733
                                                                            ===========     ===========

    See accompanying notes to financial statements.


                        TASTY BAKING COMPANY THRIFT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 30, 1995

                                                                                Total
                                                                                                Fair
                                                                  Shares         Cost          Value

Employer Contributions
    Tasty Baking Company, Common Stock                           381,498      $3,680,013      $4,625,665

    PrimeSource Corporation, Common Stock                        185,461       1,511,507       1,020,036
                                                                             -----------     -----------

       Total                                                                   5,191,520       5,645,701
                                                                             -----------     -----------


Employee Contributions
    Tasty Baking Company, Common Stock                            28,837         278,169         349,647

    PrimeSource Corporation, Common Stock                         14,917         121,694          82,043

    Guaranteed Investment Contract                                             1,464,630       1,464,630

    Capital Preservation Fund, LaSalle                                         6,791,692       6,791,692
       National Trust, N.A., Collective Investment Trust

    Dreyfus Mutual Funds:
       100% U.S. Treasury Intermediate Fund                    13,755.03         175,927         180,604
        Disciplined Stock Fund                                 78,226.39       1,429,373       1,781,997
        Growth & Income Fund                                   15,700.56         274,693         291,246
        New Leaders Fund                                        7,372.87         266,764         275,672
        S&P 500 Index Fund                                     10,866.35         191,085         206,461

    Loans to Participants                                                        975,091         975,091
                                                                             -----------     -----------

       Total                                                                 $11,969,118     $12,399,083
                                                                             -----------     -----------


Net assets available for benefits                                            $17,160,638     $18,044,784
                                                                             ===========     ===========


See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                                 Employer Contributions                 Employee Contributions
                                                 -----------------------     ------------------------------------------

                                                   TBC       PrimeSource      TBC       PrimeSource     Guaranteed
                                   Total         Common        Common        Common       Common        Investment
                                                  Stock         Stock        Stock         Stock         Contracts
   Investment income :
       Cash dividends           $632,619        $214,812        $30,491      $15,420       $2,339
       Interest                  588,637           8,482                                                  $62,020
       Other                         977             977

   Intrafund transfers                 0          32,737        (30,491)       2,339       (2,339)

   Net appreciation (depreciation)
       of investments          1,406,879         574,111        397,152       64,820       28,848


 Contributions :

       Employer                  369,131         369,131

       Participating employees 1,604,460
                             -----------      ----------     ----------     --------      -------       ---------

         Sub-total             4,602,703       1,200,250        397,152       82,579       28,848          62,020


 Deductions :

       Distributions to
          participants         1,062,754         273,453        129,812       51,778       11,608               0

       Net loans to
          participants                 0               0
                             -----------      ----------     ----------     --------      -------       ---------

         Total deductions      1,062,754         273,453        129,812       51,778       11,608               0


 Net increase (decrease) in
          net assets available
          for plan benefits    3,539,949         926,797        267,340       30,801       17,240          62,020


 Net assets available for plan benefits :

       January 1, 1996        18,044,784       4,625,665      1,020,036      349,647       82,043       1,464,630

          Transfers                    0               0              0            0            0      (1,526,650)
                             -----------      ----------     ----------     --------      -------       ---------

       December 31, 1996     $21,584,733      $5,552,462     $1,287,376     $380,448      $99,283              $0
                             -----------      ----------     ----------     --------      -------       ---------




























                                                                Employee Contributions
                                   ---------------------------------------------------------------------------------
                                                                    Dreyfus Funds
                                   ---------------------------------------------------------------------------------

                                                                            Mutual Funds
                                                --------------------------------------------------------------------
                                                                        Growth
                                   Capital               Disciplined      &          New        S&P 500
                                  Preservation  100% US     Stock       Income     Leaders       Index        Loan
                                     Fund       Treasury    Fund         Fund       Fund         Fund        Balance
 Additions :

   Investment income :
       Cash dividends                            $16,853     $184,781     $93,708     $44,722     $29,493
       Interest                  $ 423,631                                                                    $ 94,504
       Other

   Intrafund transfers            (564,643)       (7,148)      57,001     129,809     124,983     257,752

   Net appreciation (depreciation)
       of investments                             (6,811)     299,655     (32,339)     29,138      52,305


 Contributions :

       Employer

       Participating employees     728,632       146,077      249,437     186,175     175,097     119,042
                                ----------      --------   ----------    --------    --------    --------   ----------

         Sub-total                 587,620       148,971      790,874     377,353     373,940     458,592       94,504


 Deductions :

       Distributions to
          participants             433,562         4,764       86,435     10,894       26,230         738       33,480

       Net loans to
          participants             164,968       (19,082)      18,937     (17,131)    (21,428)       (279)    (125,985)
                                ----------      --------   ----------    --------    --------    --------   ----------

         Total deductions          598,530       (14,318)     105,372      (6,237)      4,802         459      (92,505)


 Net increase (decrease) in
          net assets available
          for plan benefits        (10,910)      163,289      685,502     383,590     369,138     458,133      187,009


 Net assets available for plan benefits :

       January 1, 1996           6,791,692       180,604    1,781,997     291,246     275,672     206,461      975,091

          Transfers              1,526,650
                                ----------      --------   ----------    --------    --------    --------   ----------

       December 31, 1996        $8,307,432      $343,893   $2,467,499    $674,836    $644,810    $664,594   $1,162,100
                                ----------      --------   ----------    --------    --------    --------   ----------


See accompanying notes to financial statements.


                                            TASTY BAKING COMPANY THRIFT PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                      FOR THE FISCAL YEAR ENDED DECEMBER 30, 1995
                                                 Employer Contributions                      Employee Contributions
                                                 -----------------------     ------------------------------------------------------
                                                                                                                         Equitable
                                                   TBC       PrimeSource      TBC       PrimeSource     Guaranteed        Common
                                   Total         Common        Common        Common       Common        Investment         Stock
                                                  Stock         Stock        Stock         Stock         Contracts        Account
 Additions :

        Investment income :
             Cash dividends     $409,867        $204,661        $73,346     $16,473       $5,698
             Interest            555,809                                                                 $118,925
             Other                 8,230                                      5,698       (5,698)

        Intrafund transfers            0          73,346        (73,346)    (16,884)      (4,805)

        Net appreciation (depreciation)
            of investments      (812,978)       (406,517)      (754,951)    (30,368)     (57,922)


        Contributions:

             Employer            370,124         370,124

             Participating
               employees       1,553,897
                             -----------      ----------     ----------    --------      -------       ----------     ----------

                  Subtotal     2,084,949         241,614       (754,951)    (25,081)     (62,727)         118,925


 Deductions :

        Distributions to
          participants         2,627,323         845,937        325,871      40,366       10,755          705,192       $107,962

        Net loans to
          participants          (122,571)
                             -----------      ----------     ----------    --------      -------       ----------     ----------

            Total deductions   2,504,752         845,937        325,871      40,366       10,755          705,192        107,962
                             -----------      ----------     ----------    --------      -------       ----------     ----------


 Net increase (decrease) in net
     assets available for
     plan benefits              (419,803)       (604,323)    (1,080,822)    (65,447)     (73,482)        (586,267)      (107,962)


 Net assets available for plan benefits:

       January 1, 1995        18,464,587       5,229,988      2,100,858     415,094      155,525        9,290,985      1,272,137

               Transfers               0               0              0           0            0       (7,240,088)    (1,164,175)
                             -----------      ----------     ----------    --------      -------       ----------     ----------

       December 30, 1995     $18,044,784      $4,625,665     $1,020,036    $349,647      $82,043       $1,464,630             $0
                             -----------      ----------     ----------    --------      -------       ----------     ----------
































                                                                Employee Contributions
                                   ---------------------------------------------------------------------------------
                                                                    Dreyfus Funds
                                   ---------------------------------------------------------------------------------

                                                                            Mutual Funds
                                                --------------------------------------------------------------------
                                                                        Growth
                                   Capital               Disciplined      &          New       Peoples
                                  Preservation  100% US     Stock       Income     Leaders      Index        Loan
                                     Fund       Treasury    Fund         Fund       Fund        Fund        Balance
 Additions :

        Investment income :
             Cash dividends                     $5,619     $65,756     $11,569     $21,138    $5,607
             Interest            $401,873                                                                    $35,011
             Other                                           4,115                   4,115

        Intrafund transfers      (387,840)      26,645     104,915      84,674      95,113    98,182

        Net appreciation (depreciation)
            of investments                       4,945     384,317      18,108      12,550    16,860


        Contributions :

             Employer

             Participating
               employees          762,306      147,002     216,234     179,968     157,843    90,544
                               ----------     --------  ----------    --------    --------  --------       --------

                Subtotal          776,339      184,211     775,337     294,319     290,759   211,193          35,011


 Deductions :

        Distributions to
          participants            546,813          778      19,062         953       1,059       747          21,828

        Net loans to
          participants            677,922        2,829     138,453       2,120      14,028     3,985        (961,908)
                               ----------     --------  ----------    --------    --------  --------       --------

            Total deductions    1,224,735        3,607     157,515       3,073      15,087     4,732        (940,080)
                               ----------     --------  ----------    --------    --------  --------       --------


 Net increase (decrease) in net
     assets available for
     plan benefits               (448,396)     180,604     617,822     291,246     275,672   206,461         975,091


 Net assets available for plan benefits :

       January 1, 1995

               Transfers        7,240,088                1,164,175
                               ----------     --------  ----------    --------    --------  --------       --------

       December 30, 1995       $6,791,692     $180,604  $1,781,997    $291,246    $275,672  $206,461       $975,091
                               ----------     --------  ----------    --------    --------  --------       --------

See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                              Employer Contributions            Employee Contributions
                                                                                                                     Equitable Life
                                                                                                         Various        Assurance
                                             Tasty Baking    PrimeSource   Tasty Baking   PrimeSource   Guaranteed   Society of the
                                                Company      Corporation     Company      Corporation   Investment   United States
                                   Total     Common Stock   Common Stock   Common Stock   Common Stock  Contracts     Common Stock
                                                                                                                         Account
Additions:

 Investment income:

   Cash dividends                $328,449        $201,398       $103,817      $15,472        $7,762

   Interest                       584,799           2,180                         437                     $581,912          $270

   Other                           12,604                                                                                 12,604

 Other transfers                                  103,431       (103,431)       7,478        (7,478)       (7,203)         7,203

 Net appreciation (depreciation)
   of investments                 (99,742)        254,462       (316,107)      19,104       (23,493)                     (33,708)


 Contributions:

   Employer                        367,246        367,246

   Participating employees       1,230,230                                     45,499                   1,007,996        176,735
                                 ---------      ---------      ---------      -------       ------      ---------        -------

       Sub-total                 2,423,586        928,717       (315,721)      87,990       (23,209)    1,582,705        163,104


Deductions:

 Transfer to P&J (PrimeSource
   Corporation) 401(k) plan(1)   3,182,477        726,214        399,736       55,660       28,512      1,490,652        481,703

   Distribution to
     participants (2)            3,564,426      1,526,147        833,991       59,565       27,758        913,303        203,662
                                 ---------      ---------      ---------      -------       ------      ---------        -------

   Total deductions              6,746,903      2,252,361      1,233,727      115,225       56,270      2,403,955        685,365


Net decrease in net assets
     available for plan
     benefits                   (4,323,317)    (1,323,644)    (1,549,448)     (27,235)     (79,479)      (821,250)      (522,261)
                                 ---------      ---------      ---------      -------       ------      ---------        -------


Net assets available for plan benefits:

   January 2, 1994              22,787,904      6,553,632      3,650,306      442,329      235,004     10,112,235      1,794,398

   December 31, 1994           $18,464,587     $5,229,988     $2,100,858     $415,094     $155,525     $9,290,985     $1,272,137
                               ===========     ==========     ==========     ========     ========     ==========     ==========


(1)  See Note 7 of Notes to Financial Statements.

(2) Includes distributions of Tasty Baking Company stock and P&J (PrimeSource Corporation) stock amounting to $1,517,451 in connection with the merger of the Tasty Baking Company Employee Stock Ownership Plan and the Thrift Plan (see Note 5).


See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS

 1.     General Description of Plan:

        The Tasty Baking Company 401(k)/Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate.

        For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

        While Tasty Baking Company has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974 (ERISA). In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

        Effective January 1, 1995, the Company amended the Plan by adopting an IRC Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the Company's contributions continued to be invested in Tasty Baking Company common stock while participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions.

        The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator. The rate at December 31, 1996 and 1995 was 9.25% and 9.75%, respectively. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

        On August 1, 1993, Tasty Baking Company (TBC) distributed in the form of a tax-free dividend to its shareholders all of the issued and outstanding common stock of its wholly-owned subsidiary, Phillips & Jacobs, Incorporated (P&J). Each shareholder of record of TBC common stock was entitled to receive two (2) shares of P&J common stock for each three (3) shares of TBC common stock then held. As a result of the distribution, each company operates as an independently publicly traded company. Subsequently, on September 1, 1994, P&J shareholders approved the merger of P&J and Momentum Corporation. As a result of this transaction, in which Momentum merged into P&J, the name was changed to PrimeSource Corporation.

        During Plan year ended January 1, 1994, eligible employees of P&J participated in the Plan. Effective January 1, 1994, all P&J participants were terminated from the Plan as a result of the spin-off of P&J in 1993. A transfer of their Plan assets was made in 1994 to the P&J 401(k) Savings Plan (See Note 6).

        Accounting Period:

        The Plan operates under a 52 week calendar year.

2.      Summary of Significant Accounting Policies:

        Investment Valuation:

        Investments are stated at fair value. The value of common stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the NYSE and NASDAQ exchanges, respectively, on the last day of trading of the Plan year.

        The investment in Mutual Funds are represented by unit shares which are valued at respective fund's net asset value as publicly reported by the fund's respective investment department. The Guaranteed Investment Contract is reported at contract value which is equivalent to its fair value. The Capital Preservation Fund, a money market fund, is reported at fair value which is equivalent to cost.

        Contributions:

        Under the Plan, employee contributions consist of basic contributions of up to $450 annually and supplemental contributions of up to 12% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $450 or 100% of the basic contributions made by each employee. Employee contributions are accrued based on payroll deductions authorized by the employees.

        Payment of Benefits:

        Benefits are recorded when paid.

        Other:

        Purchases and sales of investments in Tasty Baking Company common stock, PrimeSource Corporation common stock, the Capital Preseservation Fund, the Dreyfus Mutual Funds and the Guaranteed Investment Contracts are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.      Summary of Significant Accounting Policies:  (Continued)

        Risks and Uncertainties:

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

 3.     Investment Program:

        Effective January 1, 1995, the Company amended the Plan by adopting an IRC Section 401(k) prototype plan sponsored by the Dreyfus Corporation. Under the Plan, as amended, the Company's contributions continued to be invested in Tasty Baking Company common stock and participants may choose from a selection of investment options for their contributions. The investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Growth and Income Fund, Inc., Dreyfus New Leaders Fund, Inc. and Dreyfus S&P 500 Index Fund. Participants may change the investment mix of their ongoing and/or existing invested account balances as often as three (3) times each calendar quarter. They may sell any shares of Tasty Baking Company or PrimeSource Corporation stock in their employee account and invest the proceeds in any other investment funds offered. In addition, participants may sell shares of PrimeSource Corporation stock invested in their employer account and then purchase Tasty Baking Company shares with the proceeds.

        Prior to January 1, 1995, participants elected to have a portion of their contributions used to purchase various combinations of Tasty Baking Company common stock (maximum election 50% of basic contributions), interest in the various Guaranteed Investment Contracts (maximum election 100%), and interest in the Equitable Common Stock Account (maximum election 50%). In addition, the Plan has purchased Tasty Baking Company common stock in private, unsolicited transactions at prevailing market prices.

        The Plan had 1,050, 981 and 957 employee participants at December 31, 1996, December 30, 1995 and December 31, 1994, respectively. The number of employee participants under each investment program at December 31, 1996, December 30, 1995 and December 31, 1994 was as follows:

                                                                                       No. of Employees*
                                                                           1996              1995              1994
                                                                           ----------------------------------------
        Equitable Life Assurance Society
         of the United States Common
         Stock Account                                                         -               --               258
        Tasty Baking Company Common Stock                                      -               --               246
        PrimeSource Corporation
         Common Stock                                                          -               --               246
        Guaranteed Investment Contracts                                        -              858               811
        Capital Preservation Fund                                            825              858                --
        100% U.S. Treasury Intermediate
         Term Fund                                                           229              222                --
        Disciplined Stock Fund                                               475              453                --
        Growth & Income Fund                                                 322              288                --
        New Leaders Fund                                                     286              247                --
        S&P 500 Index                                                        219              170                --

          *Employees may participate in more than one program.

 4. Guaranteed Investment Contracts as of December 31, 1996 and December 30, 1995 consist of the following:

                                                                                   1996                    1995
                                                                               Current Value           Current Value
        Protective Life Insurance Company
          8.85% due 6/28/96                                                              -               1,464,630
                                                                                 ---------               ---------

                                                                                $        -              $1,464,630
                                                                                 =========               =========


 5.     Merger of Tasty Baking Company Employee Stock
        Ownership Plan and Thrift Plan:

        Effective January 1, 1994, the Tasty Baking Company Employee Stock Ownership Plan (ESOP) was merged into the Plan. Tasty Baking Company common stock (197,813 shares at $1,806,757 cost), P&J common stock (131,876 shares at $1,204,505 cost) and $10,425 cash were transferred and combined with the existing Tasty Baking Company Thrift Plan employer matching contribution account. In connection with the merger, the ESOP participants could elect to receive a distribution equivalent to their ESOP balances. On February 1, 1994, distributions in this regard were made amounting to $1,517,451 ($1,171,510 cost). The ESOP distributions consisted of Tasty Baking Company common stock (76,339 shares at $700,872 cost), P&J common stock (50,893 shares at $467,248 cost) and $3,390 cash.

 6.     Asset Transfer to P&J 401(k) Savings Plan:

        On January 1, 1994, all participants who were employees of P&J were terminated from the Plan. In accordance with this termination, Plan assets aggregating $3,182,477, which consisted of 56,974 shares of Tasty Baking Company common stock, 36,063 shares of P&J common stock and cash of $1,985,081 were subsequently transferred on February 11, 1994 to the newly formed P&J 401(k) Savings Plan.

 7.     Withdrawals:

        Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which includes their contributions (including supplemental contributions) and 100% of the employer contributions made on their behalf.

        Active participants may withdraw their monies saved up through 1987 twice a year without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to basic and supplemental contributions and company matching contributions are not penalized.

 8.     Contributions:

        The following is a schedule of employer and participating employee contributions:

                                                                            Tasty Baking
        Year Ended                                                             Company
        December 31, 1996
        Employer                                                                $  369,131
        Employee                                                                 1,604,460
                                                                                ----------
        Total                                                                   $1,973,591

        December 30, 1995
        Employer                                                                $  370,124
        Employee                                                                 1,553,897
                                                                                ----------
        Total                                                                   $1,924,021

        December 31, 1994
        Employer                                                                 $ 367,246
        Employee                                                                 1,230,230
                                                                                ----------
        Total                                                                   $1,597,476

 9.     Federal Income Taxes:

        The United States Treasury Department determined on November 12, 1996 that the Plan, as amended and restated in effect from January 1, 1995, a nonstandardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

        On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, if left with the Plan and distributed within one taxable year, upon attaining age 59 1/2 or termination of employment, the pro rata share of the taxable distribution attributable to years of participation after 1973 will be ordinary income. Employees, upon attaining age 59 1/2, who have been Plan participants for at least five taxable years before the taxable year of distribution and attained age 50 before January 1, 1986 can elect a 5-year or 10-year averaging method.

        The unrealized appreciation in value of the Company's stock distributed to participants is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property received in excess of the individual's after-tax contributions to the Plan is transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days.

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

                INVESTMENT PURPOSES AT DECEMBER 31, 1996 PURSUANT

                      TO ITEM 27(a) ANNUAL RETURN/REPORT OF

                         EMPLOYEE BENEFIT PLAN FORM 5500

                                                                   E.I.N. 23-11
                                                                          27(a)
                        TASTY BAKING COMPANY THRIFT PLAN
                      Assets Held for Investment Purposes
                               December 31, 1996

                                                       c. Description of Investment
                                                          Including Maturity Date
b.Identity of Issue, Borrower,                            Rate of Interest, Collateral,                          Current
   Lessor or Similar Party                                Par of Maturity Value             d.    Cost       e.    Value
*Tasty Baking Company                                         Common Stock                    $4,316,426      $5,929,220

PrimeSource Corporation                                       Common Stock                     1,399,895       1,386,659
                                                                                             -----------     -----------

                                                              Subtotal - Common Stock          5,716,321       7,315,879
                                                                                             -----------     -----------

*Dreyfus Liquid Asset Fund                                    Tax-Exempt Mutual Fund               3,690           3,690
                                                                                             -----------     -----------

Capital Preservation Fund, LaSaalle                           Collective Investment Fund       8,307,432       8,307,432
                                                                                             -----------     -----------
     National Trust, N.A

*Dreyfus 100% U. S. Treasury                                  Mutual Fund                        345,851         343,893
    Intermediate Term Fund

*Dreyfus Disciplined Stock Fund                               Mutual Fund                      1,890,295       2,467,499

*Dreyfus Growth and Income Fund                               Mutual Fund                        694,061         674,836

*Dreyfus New Leaders Fund                                     Mutual Fund                        612,616         644,810

*Dreyfus S&P 500 Index Fund                                   Mutual Fund                        599,103         664,594
                                                                                             -----------     -----------

                                                              Subtotal - Mutual Funds          4,141,926       4,795,632
                                                                                             -----------     -----------

Loan to Participants                                          9.00% - 10.00%                   1,162,100       1,162,100
                                                                                             -----------     -----------


                                                              Total                          $19,331,469     $21,584,733
                                                                                             -----------     -----------




  *Party-In-Interest

               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS -
                TRANSACTIONS OR SERIES OF TRANSACTIONS INVOLVING
                 AMOUNTS IN EXCESS OF 5% OF THE CURRENT VALUE OF
                PLAN ASSETS FOR THE FISCAL YEAR ENDED DECEMBER 31
                1996 PURSUANT TO ITEM 27(d) ANNUAL RETURN/REPORT
                       OF EMPLOYEE BENEFIT PLAN FORM 5500

                                                                      E.I.N. 23
                                                                          27(d)
                        TASTY BAKING COMPANY THRIFT PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
             Transactions or Series of Transactions in Excess of 5%
                      of the Current Value of Plan Assets
                  For the fiscal year ended December 31, 1996


                       b.    Description of Asset
                            (Include Interest Rate                                                       f. Current Value
                             and Maturity in Case             c. Purchase   d. Selling    e. Cost of        of Asset on    g. Net
a.Identity of Party          of a Loan)                          Price         Price         Asset          Transaction       Gain/
  Invoved                                                                                                   Date             (Loss)

*Dreyfus Trust Company      Dreyfus/Laurel Funds Inc.            $691,805     $305,958       $230,883       $997,763       $75,075

*Dreyfus Trust Company      Dreyfus Liquid Assets Fund            998,377    1,003,318      1,005,709      2,001,695        (2,391)

*Dreyfus Trust Company      Protective Life GIC                    62,021    1,526,651      1,526,651      1,588,671

*Dreyfus Trust Company      Tasty Baking Company Common Stock     680,216      273,863        230,596        952,312        43,267

*LaSalle National Trust     Capital Preservation Fund Serie E   3,026,376    1,510,636      1,510,636      4,537,012

*Dreyfus Trust Company      Loans to Participants                 563,270      376,233        376,233        939,503







*  Party-In-Interest

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                           TASTY BAKING COMPANY THRIFT PLAN




                                           BY /s/ Carl S. Watts
                                              Carl S. Watts for the
                                              Administrative Committee





Date: June 11, 1997